THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION


                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13G
            Under the Securities Exchange Act of 1934

                 Swisher International Group Inc.
                         (Name of Issuer)

         Class A Common Stock (par value $.01 per share)
                  (Title of Class of Securities)

                            870809100
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement.  (   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.870809100
_________________________

1)   Names of Reporting Person
          Hay Island Holding Corporation

S.S. or I.R.S. Identification No. of Above Person
__________

2)   Check the Appropriate box if a Member of a Group
          (a)  (  ) Sole
          (b)  ( X) Joint Filing

3)   SEC Use Only

4)   Citizenship or Place of Organization
          Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

     5)   Sole Voting Power
                    28,100,000*
*Reporting Person holds 28.1 million shares representing all of the outstanding Class B Common Stock of the Issuer which is convertible at any time into 28.1 million shares of Class A Common Stock of the Issuer on a one for one basis. Each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes. There are 6 million shares of Class A Common Stock outstanding, making the total outstanding for Class A and Class B shares in the aggregate 34.1 million shares.

     6)  Shared Voting Power
               - 0 -

     7)  Sole Dispositive Power
               28,100,000*
*(See response to 5 above)
     8)  Shared Dispositive Power
          - 0 -

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          28,100,000*
*(See response to 5 above)

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (___)

11)  Percent of Class Represented by Amount in Row 9
          82.4%*
* (See response to 5 above.)

12)       Type of Reporting Person
          CO
CUSIP No.870809100
________________________

1)   Name of Reporting Person
          William Ziegler, III (individually and as trustee of the Trust for his benefit under the will of William Ziegler, Jr. (The "Ziegler Trust") and
the Trust for       his benefit under the will of Helen M. Rivoire (the
"Rivoire Trust"))

S.S. or I.R.S. Identification No. of Above Person
_________________________

2)   Check the Appropriate box if a Member of a Group
          (a)  (  ) Sole
          (b)  ( X) Joint Filing

3)   SEC Use Only

4)   Citizenship or Place of Organization
          U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

     5)  Sole Voting Power
          200

     6)  Shared Voting Power
          28,100,000*
*15,328,550 shares of Class B Common Stock of the Issuer are held indirectly by the Reporting Person as co-Trustee of a Trust U/W/O Helen M. Rivoire F/B/O William Ziegler, III (the "Rivoire Trust"); 9,579,290 shares of Class B Common Stock of the Issuer are held indirectly by the Reporting Person as co-Trustee of a Trust U/W/O William Ziegler, Jr. F/B/O William Ziegler, III (the "Ziegler Trust"); 3,192,160 shares of Class B Common Stock of the Issuer are held indirectly by the Reporting Person as a shareholder of 11.36% of the stock of Hay Island Holding Corporation ("Hay Island") which holds 28,100,000 shares of Class B Common Stock of the Issuer. The Rivoire Trust and the Ziegler Trust own 54.55% and 34.09% of Hay Island, respectively. Mr. Ziegler disclaims beneficial ownership of the shares of Class B Common Stock held by the Rivoire Trust and the Ziegler Trust.

Each share of Class B Common Stock of the Issuer is convertible at any time into one share of the Class A Common Stock of the Issuer. Each share of Class A Common Stock entitles its owner to one vote and each share of Class B Common Stock entitles it holder to ten votes. There are 6 million shares of Class A Common Stock outstanding and 28.1 million shares of Class B Common Stock outstanding.


     7)  Sole Dispositive Power
          200

     8)  Shared Dispositive Power
          28,100,000*
*See response to 6 above.

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          28,100,000*
*See response to 6 above.

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (   )

11)  Percent of Class represented by amount in Row (9)
          82.4%*
*See response to 6 above.

!2) Type of Reporting Person
          IN
CUSIP No.870809100
_________________________

1)   Name of Reporting Person
          First Union Bank of Connecticut

S.S. or I.R.S. Identification No. of Above Person
_____________________

2)   Check the Appropriate box if a Member of a Group
          (a)  (  ) Sole
          (b)  ( X) Joint Filing

3)   SEC Use Only

4)   Citizenship or Place of Organization
          Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

     5)  Sole Voting Power
          -0-

     6)  Shared Voting Power
          28,100,000*
*15,328,550 shares of Class B Common Stock of the Issuer are held indirectly by the Reporting Person as co-Trustee of a Trust U/W/O Helen M. Rivoire F/B/O William Ziegler, III (the "Rivoire Trust"); 9,579,290 shares of Class B Common Stock of the Issuer are held indirectly by the Reporting Person as co-Trustee of a Trust U/W/O William Ziegler, Jr. F/B/O William Ziegler, III (the "Ziegler Trust"); The Rivoire Trust and the Ziegler Trust own 54.55% and 34.09% respectively of the stock of Hay Island Holding Corporation ("Hay Island") which holds 28,100,000 shares of Class B Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of the shares of Class B Common Stock held indirectly by the Rivoire Trust and the Ziegler Trust.

Each share of Class B Common Stock of the Issuer is convertible at any time into one share of the Class A Common Stock of the Issuer. Each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes. There are 6 million shares of Class A Common Stock outstanding and 28.1 million shares of Class B Common Stock outstanding.

     7)  Sole Dispositive Power
          -0-


     8)  Shared Dispositive Power
          28,100,000*
*See response to 6 above.

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          28,100,000*
*See response to 6 above.

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (   )

11)  Percent of Class represented by amount in Row (9)
          82.4%*
*See response to 6 above.

12)  Type of Reporting Person
          CO
Item 1(a).     Name of Issuer:  Swisher International Group Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               20 Thorndal Circle
               Darien, CT 06820

Item 2(a).     Name of Person Filing:

               Hay Island Holding Corporation
               William Ziegler, III
               First Union Bank of Connecticut

Item 2(b).     Address of Principal Business Office;

               Hay Island Holding Corporation
               William Ziegler, III
               20 Thorndal Circle
               Darien, CT 06820

               First Union Bank of Connecticut
               300 Main Street
               Stamford, CT 06904

Item 2(c).     Citizenship or Place of Organization:

               See Item 4 of cover pages

Item 2(d).     Title of Class of Securities:

               Class A Common Stock.*
* Reporting Persons hold indirectly shares of the Class B Common Stock of the Issuer which is convertible at any time into shares of Class A Common Stock of the Issuer on an one to one basis. A share of Class A Common Stock entitles its holder to one vote; a share of Class B Common Stock entitles its holder to ten votes.

Item 2(e).     CUSIP Number:870809100

          ________________

Item 3. Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

               Not Applicable.


Item 4.   Ownership

          (a)  Amount Beneficially Owned as of:  December 31, 1996

                    See Item 9 of cover pages


          (b)  Percent of Class:

                    See Item 11 of cover pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii) shared power to vote or to direct the vote

               (iii)     sole power to dispose or to direct the disposition

               (iv) shared power to dispose or to direct the disposition

                         See Items 5-8 of cover pages

Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable.

Item 8.   Identification and Classification of Members of the Group

               Not Applicable.

Item 9.   Notice of Dissolution of Group

               Not Applicable.

Item 10.       Certification

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 1997

Hay Island Holding Corporation

By:       /s/ William Ziegler, III
     _______________________________


     Name:  William Ziegler, III
     Title:    Chairman



/s/ William Ziegler, III
___________________________________

William Ziegler, III, individually and as trustee of the Rivoire Trust and the Ziegler Trust


First Union Bank of Connecticut, as trustee of the Rivoire Trust and the Ziegler Trust

By    /s/ Donald Rotzien
     _________________________________


     Name:    Donald Rotzien
     Title:      Executive Vice President, Personal Trust Division